EXHIBIT 17.1

April 6, 2017

Board of Directors

Advanced Environmental Petroleum Producers, Inc.

215 North Jefferson Street,

Ossian, Indiana 46777

Gentlemen:

Effective as of the date of this letter, I hereby resign as President, Chief Executive Officer and member of the board of directors of Advanced Environmental Petroleum Producers, Inc. and all other offices, titles and positions that I hold with Advanced Environmental Petroleum Producers, Inc.

/s/ Brian K. Kistler
Brian K. Kistler